Free Writing Prospectus Filed Pursuant to Rule 433 Registration No. 333-190038 February 20, 2015

Barclays Women in Leadership Index and ETNs

January 2015

FOR INSTITUTIONAL USE ONLY NOT FOR FURTHER DISTRIBUTION

NOT INTENDED FOR RETAIL INVESTORS

Barclays Women in Leadership Index and ETNs Overview

Barclays Women in Leadership ETNs (the “ETNs”) are linked to the performance of the Barclays

Women in Leadership Total Return USD Index™ (the “WIL Index”). The ETNs are listed on NYSE Arca under the ticker symbol “WIL”. An investment in the ETNs involves significant risks and may not be suitable for all investors.

Women are significantly under-represented in corporate executive leadership, yet a growing body of research* shows that companies with more gender-diverse leadership may exhibit strong corporate performance relative to those with less.

The WIL Index aims to provide exposure to U.S.-based companies that satisfy one or both of the following criteria:

A female CEO

At least 25% or higher proportion of women on the board of directors

The Index also includes liquidity and market capitalization filters, as outlined on Slide 3.

*Disclaimer: Barclays has not independently verified any research and takes no view on any claims made therein. Barclays has not conducted any research of its own in respect of the effect of gender diversity on corporate performance in connection with the developm ent of the WIL Index. Barclays has not investigated the existence of research arguing that gender diversity has either no impact, or a negative impact on corporate performance.

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For Institutional Use Only. Not for Further Distribution. Not Intended for Retail Investors.

Barclays WIL Index Mechanics

1. Share Universe

2. Liquidity Filter

3. Women in

Leadership

Selection

4. Sector Cap &

Selection

Index considers shares listed on NYSE or NASDAQ and headquartered in the US

Select stocks with at least: $250 million market cap and $25 million 3-month Average Daily Value Traded

In each of 10 GICS Sectors, rank companies that satisfy one or both gender diversity criteria of having a female CEO followed by at least 25% female members on the board of directors

Select highest ranked10 stocks (up to 100 total) in each of the

10 GICS® sectors and weight according to market capitalization with the maximum weight cap of 5%

The share of an issuer with a female CEO will be ranked higher than the shares of all other issuers without a female CEO, regardless of board membership Among issuers with a female CEO, the shares of issuers with a higher percentage of female board membership will be ranked higher than the shares of issuers with a lower percentage of female board membership

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For Institutional Use Only. Not for Further Distribution. Not Intended for Retail Investors.

Hypothetical Historical Index Performance

220

Barclays Women in Leadership Total Return Index

200 S&P 500® Total Return Index

180

160

140

120

100

80 Live

60 Pre-inception period period

40

Jun-08 Dec-08 Jun-09 Dec-09 Jun-10 Dec-10 Jun-11 Dec-11 Jun-12 Dec-12 Jun-13 Dec-13 Jun-14 Dec-14

Barclays Women in Leadership Total Return USD Index*

S&P 500® Total Return Index

*Pre-inception period: Index Base Date is June 2008. Index Live Date is July 2014. Historical and hypothetical performance is not indicative of future performance. Performance data reflect all costs/fees incorporated in the index formula, but do not reflect additional fees that may apply to an index swap transaction. See Historical Index Performance Disclaimer for further information.

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For Institutional Use Only. Not for Further Distribution. Not Intended for Retail Investors.

Barclays WIL Index Sector Breakdown1

As of January 2015, Barclays WIL Index consisted of 83 companies: 38 companies have female CEOs The average percentage of women on the board of directors is 27%

Source: Barclays, ISS., as of December 31 2014, subject to change.

Source: Barclays, ISS., as of December 31 2014, subject to change.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS

1As of the last quarterly selection date, subject to change at the next quarterly selection.

For Institutional Use Only. Not for Further Distribution. Not Intended for Retail Investors.

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Hypothetical Historical Performance Disclaimer

The following communication includes historical performance data related to select indices developed and published by Barclays Bank PLC (“Barclays”). This disclaimer is intended to highlight the risks inherent in assessing such performance data.

Historical index performance can be assessed with respect to the index inception date:

Pre-inception index performance

Pre-inception index performance refers to the period prior to the index inception date (defined as the period from the “Index Base Date” to the “Index Live Date”). This performance is hypothetical and back-tested using criteria applied retroactively. It benefits from hindsight and knowledge of factors that may have favorably affected the performance and cannot account for all financial risk that may affect the actual performance of the index. It is in Barclays’ interest to demonstrate favorable pre-inception index performance. The actual performance of the index may vary significantly from the pre-inception index performance. You should not rely on hypothetical index performance information.

Post-inception index performance

Post-inception index performance refers to the period after the index inception date (defined as the period from the “Index Live Date” to the date of this presentation, unless otherwise stated). This performance is actual historical performance of the index. Historical performance is not indicative of future performance.

All index performance data included in this communication are accompanied by a footnote specifying the relevant Index Base Date and Index Live Date. The Index Live date is defined as the date on which the index rules were established and the index was first published. Actual historical performance is highlighted in blue. Hypothetical performance is not highlighted.

Historical index performance is provided for a period of at least 10 years, unless the instruments underlying the index were only available or sufficiently liquid for a lesser period. In that case, historical index performance is provided from the time when the instruments underlying the index were available or sufficiently liquid. Performance, volatility, Sharpe ratio and correlation data are calculated using monthly returns and maximum drawdown data are calculated using daily returns.

The index methodology is available for review upon request, subject to the execution of a non-disclosure agreement.

Barclays or an affiliate of Barclays prepared the provided performance information (including the hypothetical performance information), may be the index sponsor and potentially is the counterparty to a transaction referencing the index.

The performance data reflect all costs, charges and fees that are incorporated into the Index formula. The performance data, however, do not reflect any additional fees that may be paid by a counterparty to a transaction referencing the index, and which may be agreed between Barclays and the counterparty.

6	| Barclays Women in Leadership Index and ETNs | January 2015

For Institutional Use Only. Not for Further Distribution. Not Intended for Retail Investors.

Selected Risk Considerations An investment in Barclays ETNs described herein (the “ETNs”) involves significant risks and may not be suitable for all investors. Selected risks are summarized here, but we urge you to read the more detailed explanation of risks described under “Risk Factors” in the applicable prospectus supplement and pricing supplement.

You May Lose Some or All of Your Principal: The ETNs are exposed to any decrease in the level of the underlying index between the inception date and the applicable valuation date. Additionally, if the level of the underlying index is insufficient to offset the negative effect of the daily investor fee, you will lose some or all of your investment at maturity or upon redemption, even if the value of such index has increased. Because the ETNs are subject to a daily investor fee, the return on the ETNs will always be lower than the total return on a direct investment in the index components. The ETNs are riskier than ordinary unsecured debt securities and have no principal protection.

Credit of Barclays Bank PLC: The ETNs are senior unsecured debt obligations of the issuer, Barclays Bank PLC, and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the ETNs depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due and are not guaranteed by a third party. As a result, the actual and perceived creditworthiness of Barclays Bank PLC may affect the market value of the ETNs and, in the event Barclays Bank PLC were to default on its obligations, you may not receive the amounts owed to you under the terms of the ETNs.

Issuer Redemption: Barclays Bank PLC has the right to redeem or “call” the ETNs (in whole but not in part) at our sole discretion without your consent on any business day on or after the inception date until and including maturity.

The Value of the ETNs Will Depend Upon the Success of the Index: There can be no assurance that the gender diversity-based selection strategy of the index will be successful or that the index will able to outperform any stock index whose selection of constituent stocks is not based on the gender diversity criteria of the index.

The Index May Be Subject to Concentration Risks: The index may be more concentrated in a few industry sectors than more broad-based indices, which may subject the performance of the index to greater volatility and cause the index to be more adversely affected by negative economic, political or regulatory occurrences affecting those industry sectors than a more broadly diversified stock index.

Market and Volatility Risk: The market value of the ETNs may be influenced by many unpredictable factors and may fluctuate between the date you purchase them and the applicable valuation date. You may also sustain a significant loss if you sell your ETNs in the secondary market. Factors that may influence the market value of the ETNs include prevailing market prices and forward volatility levels of the index constituents and the stock markets on which the index constituents are listed or traded and prevailing market prices of options on the index, any of the index constituents or any other financial instruments related to the index or any of the index Constituents; supply and demand for the ETNs and economic, financial, political, regulatory, geographical or judicial events that affect the level of such index or other financial instruments related to such index.

A Trading Market for the ETNs May Not Develop: Although the ETNs are listed on NYSE Arca, we cannot guarantee that a trading market for the ETNs will exist at any time. Even if there is a secondary market for the ETNs, whether as a result of any listing of the ETNs or on an over-the-counter basis, it may not provide enough liquidity for you to trade or sell your ETNs easily, as we are not required to maintain any listing of the ETNs.

No Interest Payments from the ETNs: You will not receive any periodic interest payments on your ETNs.

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For Institutional Use Only. Not for Further Distribution. Not Intended for Retail Investors.

Selected Risk Considerations Restrictions on the Minimum Number of ETNs and Date Restrictions for Redemptions: You must redeem at least 25,000 ETNs at one time in order to exercise your right to redeem your ETNs on any redemption date. If you hold fewer than 25,000 ETNs or fewer than 25,000 ETNs are outstanding, you will not be able to exercise your right to redeem your ETNs. .You may only redeem your ETNs on a redemption date if we receive a notice of redemption from you by certain dates and times as set forth in the pricing supplement.

Uncertain Tax Treatment: Significant aspects of the tax treatment of the ETNs are uncertain. You should consult your own tax advisor about your own tax situation.

Barclays Bank PLC has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and other documents Barclays Bank PLC has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC will arrange for Barclays Capital Inc. to send you the prospectus if you request it by calling toll-free 1-877-764-7284, or you may request a copy from any other dealer participating in the offering.

The ETNs may be sold throughout the day on the exchange through any brokerage account. Commissions may apply and there are tax consequences in the event of sale, redemption or maturity of ETNs.

The Barclays Women in Leadership Total Return USD IndexTM is a trademark of Barclays Bank PLC.

©2015 Barclays Bank PLC. All rights reserved. All other trademarks, servicemarks or registered trademarks are the property, and used with the permission, of their respective owners.

NOT FDIC INSURED · NO BANK GUARANTEE · MAY LOSE VALUE

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8	| Barclays Women in Leadership Index and ETNs | January 2015

For Institutional Use Only. Not for Further Distribution. Not Intended for Retail Investors.